UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2017
OR

¬	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from                      to                    .
Commission File Number 001-35008

A.	Full title of the Plan and the address of the Plan, if different from that of the issues named below:
GAIN Capital Holdings, Inc. 2011 Employee Stock Purchase Plan

B.	Name of issuer of the securities help pursuant to the Plan and the address of its principal executive office:

GAIN Capital Holdings, Inc.
Bedminster One 135 Route 202/206 Bedminster, New Jersey 07921

GAIN CAPITAL HOLDINGS, INC. 2011 EMPLOYEE STOCK PURCHASE PLAN
Year Ended December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sponsor and Participants of
GAIN Capital Holdings, Inc. 2011 Employee Stock Purchase Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of GAIN Capital Holdings, Inc. 2011 Employee Stock Purchase Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years ended December 31, 2017, 2016 and 2015, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Basis for Opinion
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Insero & Co. CPAs, LLP
Certified Public Accountants

We have served as the Plan's auditor since the year ended December 31, 2015.

Rochester, New York
March 30, 2018

GAIN CAPITAL HOLDINGS, INC. 2011 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2017	2016
ASSETS
Cash	$204	$185

LIABILITIES
Refunds due to participants	(204)	(185)

NET ASSETS AVAILABLE FOR BENEFITS	$—	$—

See accompanying notes to financial statements

GAIN CAPITAL HOLDINGS, INC. 2011 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Years Ended December 31,
	2017	2016	2015
ADDITIONS:
Participant contributions	$584,061	$553,190	$677,340

DEDUCTIONS:
Distributions for purchases of GAIN Capital Holdings, Inc. common stock	545,659	518,874	670,300
Refunds to participants	38,402	34,316	7,040
Total deductions	584,061	553,190	677,340

NET CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	—	—	—

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	—	—	—
End of year	$—	$—	$—

See accompanying notes to financial statements

GAIN CAPITAL HOLDINGS, INC. 2011 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan
The following description of the GAIN Capital Holdings, Inc. (the "Company") 2011 Employee Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan was unanimously adopted by the Board of Directors of the Company (the “Board”) on November 22, 2010 and was approved by the stockholders on December 9, 2010. The Plan was effective beginning with the first offering period on January 1, 2011. The Plan is an employee stock purchase plan, sponsored by the Company, which allows employees to make purchases of the Company’s Common Stock through after tax payroll deductions. The maximum number of shares of Common Stock that may be purchased under the Plan initially is 500,000 shares. This share reserve will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2012 and ending in January 2021, by an amount equal to 0.5% of the total number of outstanding shares of Company Common Stock (on a fully diluted basis) on the last trading day in December of the prior calendar year; provided however that the aggregate number of shares of Common Stock that may be issued or transferred under the ESPP shall not exceed 3,000,000 shares.
Eligibility
All full-time employees working more than 20 hours per week and for more than five months per calendar year, are eligible to participate in the Plan. However, an employee is not eligible to participate in the Plan if the employee owns 5% or more of the outstanding stock of the Company.
Contributions
Employees must elect to participate during the enrollment period prior to the six-month offer period. Offer periods commence on January 1st and July 1st of each year. Participants may elect to contribute 1% to 10% of their base salary through regular payroll deductions on an after-tax basis not to exceed $25,000 on an annual basis, as set forth in the Plan and as limited by the Internal Revenue Code (the “Code”) Section 423. The Company holds the participant contributions until the end of the offer period, at which time Common Stock of the Company is purchased, in whole shares, equal to 85% of the lower of (i) the fair market value per share of Common Stock on the first day of the offering period or (ii) the fair market value per share of Common Stock on each interim purchase date. Such Common Stock shall be deposited directly into a brokerage account established individually for the benefit of each participant. Fair market value is defined on any relevant date under the Plan as the average of the high and low price per share as reported by the New York Stock Exchange. Any excess contributions resulting from the purchase of whole shares is refunded to the participant through payroll. Upon purchase, the shares are allocated to the participant-accounts. A participant can elect to change or stop participation in the Plan at any time. The maximum number of shares which a participant is permitted to purchase through the Plan in any calendar year is 2,000 shares.
Withdrawals
Participants may elect to sell all or a portion of his or her purchased shares at any time. Additionally, an employee, once per offering period, may withdraw all payroll deductions made during the offering period at any time prior to the purchase date. No partial withdrawals are permitted. In the event of a participant’s retirement, death, or other termination of employment, participation in the Plan terminates immediately and all amounts deducted for such a participant prior to the end of offering period shall be returned without interest by the Company to the participant.
Administrative expenses
The Plan is administered by the compensation committee of the Board. Administration expenses are paid by the Company.

Vesting and Terminations
At all times, participants have fully vested, non-forfeitable rights to all amounts deducted from their compensation. The Plan may be terminated or amended by the Board at any time. However, the Board may not, without stockholder approval, take any action that would adversely affect the then existing purchase rights of any participant or amend the Plan (i) to increase the number of shares subject to the Plan, (ii) to change the class of persons eligible to participate in the Plan, (iii) to increase materially the benefits accruing to participants under the Plan.

GAIN CAPITAL HOLDINGS, INC. 2011 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Purchases of Stock

Payments for purchase of Common Stock are recorded when the purchases are made at the end of each six-month offering period.
Participant Contributions
Participant contributions are recorded when amounts are deducted from the participant’s compensation for the purchase of Common Stock.
Distributions Due to Participants
Participants may withdraw their contributions to the Plan up to the last day of any offering period; therefore, all participant contributions held in the Plan and not previously used to purchase Common Stock are recorded as a liability.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Board to make estimates and assumptions that could affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
Net Assets Available for Benefits
Net assets available for benefits represents net assets available for future purchases or participant withdrawals.

Income Taxes
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Note 3. Share Purchases
As soon as practicable following the end of an offer period, the shares purchased by each participant are deposited into a brokerage account established in the participant’s name.
The purchase activity for the years ended December 31, 2017, 2016 and 2015 was as follows:

	Purchase Shares			Purchase Price
	2017	2016	2015	2017	2016	2015
June 30	64,546	63,338	44,106	$341,803	$340,252	$334,786
December 31	38,496	32,835	48,671	203,856	178,622	335,514
	103,042	96,173	92,777	$545,659	$518,874	$670,300

GAIN CAPITAL HOLDINGS, INC. 2011 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4. Plan Amendments and Termination
The Board may amend or terminate the Plan at any time. The Plan and all rights of participants shall terminate: (i) on the date on which participants have exercised options to purchase a number of shares equal to or greater than the number of shares then subject to the Plan and stockholders fail to approve additional shares to be added to the Plan or (ii) if earlier, the dates on which the Board terminates the Plan. Upon termination, all payroll deductions shall cease and all amounts credited to participants’ accounts shall be equitably applied to the purchase of full shares of common stock then available under the Plan. The participant shall be issued checks for any remaining amount not allocated to the purchase of Common Stock.

Note 5. Income Tax Status
The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. Issuances of shares under the Plan are not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes. Management believes that the Plan is being operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GAIN Capital Holdings, Inc. 2011 Employee Stock Purchase Plan

/s/ Glenn Stevens
Glenn Stevens
Chief Executive Officer
GAIN Capital Holdings, Inc.
March 30, 2018

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Insero & Co. CPAs, LLP